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                                                                     EXHIBIT 3.4

                             THIRD AMENDMENT TO THE
                       RESTATED ARTICLES OF INCORPORATION
                                       OF
                              HOME BANCSHARES, INC.

     Pursuant to Arkansas Business Corporation Act, Home BancShares, Inc. (the "Corporation") does hereby adopt the following articles of amendment to its Restated Articles of Incorporation, as previously amended on March 12, 1999, October 23, 2003, and March 10, 2005 (the "Articles of Incorporation"):

     1. The first paragraph Article THIRD is hereby amended to read in its entirety as follows:

     The authorized capital stock (the "Capital Stock") of this Corporation shall be 25,000,000 shares of voting common stock (the "Common Stock") having a par value of $.01 per share, and 5,500,000 shares of $0.01 par value preferred stock (the "Preferred Stock"), divided into 2,500,000 shares of class A non-voting, non-cumulative, callable and redeemable, convertible preferred stock ("Class A Preferred Stock") and 3,000,000 shares of class B non-voting, non-cumulative, callable and redeemable, convertible preferred stock ("Class B Preferred Stock"). Shares of $.10 par value common stock which are outstanding as of the date of this amendment shall remain outstanding but shall be converted into $.01 par value and the difference between $.10 and $.01 per share shall be transferred from paid-in capital to capital surplus on the books and records of the Corporation.

     EXECUTED this 18th day of April, 2005.


                                        /S/ JOHN ALLISON
                                        ----------------------------------------
                                        John Allison, Chairman